EXHIBIT 99.1

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Bairnco Corporation:

We have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States) the consolidated financial statements of Bairnco Corporation and subsidiaries referred to in our report dated January 26, 2006, which is included in the Annual Report on Form 10-K for the year ended December 31, 2005.  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements.  This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Orlando, Florida

January 26, 2006